UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42183

QMMM Holdings Ltd.
(Registrant’s Name)

Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On September 9, 2025, QMMM Holdings Ltd. issued a press release (the “Press Release”) as Exhibit 99.1 to this Form 6-K, announcing its cryptocurrency treasury strategy.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 9, 2025

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM HOLDINGS LTD.

By:	/s/ Bun Kwai
Name:	Bun Kwai
Title:	Chief Executive Officer

Date: September 9, 2025

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